Exhibit 99.1

TRANSACTIONS

Except as previously disclosed in this Schedule 13D, as amended, the following table sets forth all transactions by the Reporting Persons or on behalf of the Reporting Persons with respect to securities of the Issuer effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 29, 2018. All such transactions were sales of securities of the Issuer effected in the open market, and the table includes commissions paid in per share prices.

Fund	Trade Date	Buy/(Sell)	Shares	Unit Cost	Security
FPA Crescent Fund	10/26/2018	Sell	(165,876)	$2.15	Common Stock
Managed Accounts	10/26/2018	Sell	(9,124)	$2.15	Common Stock